SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

_X_	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2007

OR

___	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to_____

Commission file number 001-13777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GETTY REALTY CORP.
125 Jericho Turnpike, Suite 103
Jericho, New York   11753

REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

1.	Financial Statements:

Statements of Assets Available for Plan
Benefits as of December 31, 2007 and 2006

Statement of Changes in Assets Available for
Plan Benefits for the year ended December 31, 2007

Notes to Financial Statements

2.	Exhibits:	None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

GETTY REALTY CORP.
RETIREMENT AND
PROFIT SHARING PLAN

Dated:	June 25, 2008	By:	/s/ Thomas J. Stirnweis
Thomas J. Stirnweis
Chairman of the Getty Realty
Corp. Retirement and Profit
Sharing Plan Committee and
Plan Administrator

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN

Financial Statements
as of December 31, 2007 and 2006
and for the year ended December 31, 2007

INDEX TO FINANCIAL STATEMENTS

PAGE
Financial Statements:

Statements of Assets Available for Plan Benefits
as of December 31, 2007 and 2006	2

Statement of Changes in Assets Available for Plan
Benefits for the year ended December 31, 2007	3

Notes to Financial Statements	4 - 9

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statements of Assets Available for Plan Benefits
as of December 31, 2007 and 2006
(in thousands)
(unaudited)

	2007	2006
Assets:
Investments, at fair value	$6,276	$6,314
Cash	16	55
Contributions receivable:
Employer	23	25
Employee	9	10
	32	35
Assets available for plan benefits at fair value	6,324	6,404
Adjustment from fair value to contract value for fully benefit- responsive investment contract	56	16
Assets available for plan benefits	$6,380	$6,420

The accompanying notes are an integral part of these financial statements.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Statement of Changes in Assets Available for Plan Benefits
for the Year ended December 31, 2007
(in thousands)
(unaudited)

Contributions:
Employer	$56
Employee	169
225
Investment income:
Interest and dividend income	241
Net investment gain from pooled separate accounts	178
Net appreciation (depreciation) of investments	(378)
41

Benefit payments	(306)
Net reduction	(40)
Assets available for plan benefits at beginning of year	6,420
Assets available for plan benefits at end of year	$6,380

The accompanying notes are an integral part of these financial statements.

GETTY REALTY CORP.
RETIREMENT AND PROFIT SHARING PLAN
Notes to Financial Statements

1.  Description of Plan

The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General: The Plan, established February 1, 1978, is a defined contribution plan covering all employees of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have attained age twenty-one and completed ½ year of service, except those covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), other than Title IV, and provides for the benefits available under Section 401(k) of the Internal Revenue Code.

Contributions: Employee participants may contribute up to 50% of their compensation to the Plan (for 2007, limited to a maximum contribution of $15,500 for employees who are under the age of fifty and $20,500 for those over) and the Company makes matching contributions in an amount equal to 50% of the first 6% of such employee contributions, or up to 3% of such employee’s compensation (for 2007, limited to a maximum compensation of $225,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors. Employees must complete one year of service and must complete at least 1,000 hours of service during the plan year for which such contributions are made to be eligible to participate in profit sharing contributions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, and (b) Plan earnings, gains or losses. Allocations are based on participant compensation within certain limits or account balances. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: The Plan provides for a participant directed investment program.  Contributions to the Plan, including the employer contributions, may be invested in twelve available investment funds allocated in multiples of 5% at the election of the employee as follows:

The Guaranteed Interest Fund is a stable value fund which invests in a fully benefit-responsive investment contract issued by Massachusetts Mutual Life Insurance Company ("MassMutual"). Pursuant to the terms of the investment contract, MassMutual maintains the Plan’s contributions and related accumulated investment earnings in its Guaranteed Interest Account (“GIA”) and is contractually obligated to repay the principal and a specified guaranteed interest rate to the Plan. The GIA consists primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments and is backed by the general assets of MassMutual and, accordingly, is subject to its credit worthiness (MassMutual has been rated A++ by A.M. Best Company, AAA by both Fitch Ratings and Standard & Poor’s Corp., and Aa1 by Moody's Investors Service).

The fair value of the Guaranteed Interest Fund is calculated by MassMutual using a market value formula which is similar to a serial bond valuation formula for a bond which repays its original principal in installments and pays interest on the outstanding principal. The Guaranteed Interest Fund is adjusted from fair value to contract value in the Statements of Assets Available for Plan Benefits because it is fully benefit-responsive. Participants may ordinarily direct the withdrawal or transfer of their investment in the Guaranteed Interest Fund at contract value. Contract value represents contributions made under the contract, plus credited earnings, less withdrawals and administrative expenses charged by MassMutual. The crediting interest rate is based on an agreed-upon formula with MassMutual, but cannot be less than a minimum guaranteed rate of return which is revised semi-annually. The crediting interest rates were 5.0% and 4.5% as of December 31, 2007 and 2006, respectively. The average yields on the investments held in the Guaranteed Interest Fund, based on both actual earnings and the crediting interest rates, were 4.7% and 4.3% for the years ended December 31, 2007 and 2006, respectively. There are no reserves against contract value for credit risk of MassMutual or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with MassMutual. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the Company or other Company events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. MassMutual may terminate the guaranteed interest contract with the Plan due to a failure of the Plan to comply with the contractual requirements, failure by the Plan to meet the requirements of the Internal Revenue Code, or a termination or partial termination of the Plan. For termination or partial termination of the Plan, MassMutual may terminate at a settlement amount other than the contract value.

The Core Value Equity Fund invests in the MassMutual Premier Core Value Equity Fund SIA-A pooled separate investment account which holds Class S shares of three MassMutual Institutional funds; the MassMutual Premier Value Fund (ticker symbol: MVEDX), the MassMutual Select Diversified Value Fund (ticker symbol: MDVSX) and the MassMutual Premier Enhanced Index Value Fund II (ticker symbol: MEPSX). The Core Value Equity Fund invests in stocks of larger, well-established companies selling at discounted valuation levels.  The Core Value Equity Fund is not guaranteed as to either principal or a stated rate of investment return.

The Getty Common Stock Fund invests in common stock of the Company (ticker symbol: GTY).  The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

The four Destination Retirement Funds hold Class S shares of MassMutual Select Destination Retirement Fund pooled separate investment accounts which are managed by Massachusetts Mutual and invest in a combination of domestic and international equity funds and fixed income and short term/money market funds using an asset allocation strategy based on the approximate retirement year of the investors for whom the fund’s asset allocation strategy is designed. Assets in each fund are allocated among funds advised by MassMutual or a control affiliate of MassMutual (the “Underlying Funds”) according to an asset allocation strategy that offers an automatic roll-down process that seamlessly invests more conservatively until it reaches 35% in equity funds and 65% in fixed income and short term/money market funds (approximately fifteen years after the fund’s target retirement year). Underlying Funds can include MassMutual Select Funds and MassMutual Premier Funds, each of which are advised by MassMutual, and Oppenheimer Funds, which are advised by OppenheimerFunds, Inc. OppenheimerFunds, Inc. is a majority owned, indirect subsidiary of MassMutual.

These investment options are designed for investors who are investing with a specific target retirement date in mind seeking a single solution to diversification without the task of having to adjust their portfolio as they approach retirement. The Destination Retirement Funds are not guaranteed as to either principal or a stated rate of investment return.

The Destination Retirement Income Fund invests in the MassMutual Select Destination Retirement Income Fund SIA-BC pooled separate investment account (ticker symbol: MDRSX) using an asset allocation strategy designed for investors already in retirement.  Assets are allocated according to a stable target asset allocation strategy of 35% in equity funds and 65% in fixed income and short term/money market funds.

The Destination Retirement 2020 Fund invests in the MassMutual Select Destination Retirement 2020 Fund SIA-BP pooled separate investment account (ticker symbol: MRTSX) using an asset allocation strategy for investors expecting to retire around the year 2020 and is designed for a person who will retire between the years 2016-2025.  The fund’s approximate asset allocation as of March 2008 was 75% in equity funds and 25% in fixed income and short term/money market funds.

The Destination Retirement 2030 Fund invests in the MassMutual Select Destination Retirement 2030 Fund SIA-BA pooled separate investment account (ticker symbol: MRYSX) using an asset allocation strategy for investors expecting to retire around the year 2030 and is designed for a person who will retire between the years 2026-2035.  The fund’s approximate asset allocation as of March 2008 was 90% in equity funds and 10% in fixed income and short term/money market funds.

The Destination Retirement 2040 Fund invests in the MassMutual Select Destination Retirement 2040 Fund SIA-BE pooled separate investment account (ticker symbol: MFRSX) using an asset allocation strategy for investors expecting to retire around the year 2040 and is designed for a person who will retire between the years 2036-2045.  The fund’s approximate asset allocation as of March 2008 was 95% in equity funds and 5% in fixed income and short term/money market funds.

The following funds hold units in independently managed mutual funds. The contributions and related accumulated investment earnings are not guaranteed as to either principal or a stated rate of investment return.

The Contrafund Fund invests in the MassMutual SIA-WB pooled separate investment account which holds shares of Fidelity’s Contrafund (ticker symbol: FCNTX), a mutual fund that invests mainly in undervalued common stocks of companies experiencing improved fundamentals.  The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway.  The portfolio for the underlying fund is managed by Fidelity Management and Research Company.

The New Horizons Fund invests in the MassMutual SIA-WG pooled separate investment account which holds shares of T. Rowe Price’s New Horizons Fund (ticker symbol: PRNHX), a mutual fund which invests mainly in common stocks of small, rapidly growing companies.  The fund will invest primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community. The portfolio may also invest in companies that offer the possibility of accelerated earnings growth due to rejuvenated management, new products, or structural changes in the economy. The portfolio for the underlying fund is managed by T. Rowe Price Associates, Inc.

The Ultra Fund invests in the MassMutual SIA-WL pooled separate investment account which holds shares of American Century’s Ultra Fund (ticker symbol: TWCUX), a mutual fund which seeks to invest mainly in common stocks of companies that will increase in value over time. Management of the funds is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and /or cash flows.  The portfolio emphasizes large-sized companies that are growing at an accelerating pace.  The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

The S&P 500 Index Fund holds shares of the Schwab S&P Index 500 E-Shares Fund (ticker symbol: SWPEX), a mutual fund that invests in the same stocks that make up the S&P 500 index and in the same relative weightings that each stock is in the index. The portfolio for the underlying fund is managed by Charles Schwab Investment Management with a focus on achieving a total rate of return comparable to the S&P 500 Index.

The International Growth Fund holds shares of American Century International Growth Fund (ticker symbol: TWIEX) a mutual fund which invests in the stocks of developed foreign companies outside the United States and domestic stocks. The portfolio for the underlying fund is managed by American Century Investment Management, Inc.

Participant Loans: Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant’s vested account balance for personal reasons reflecting important financial needs.  The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1%. Loan repayments are made by bi-weekly payroll deductions.  The employee is charged a $75 loan initiation fee for each loan from the plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years.  Loans may be repaid in full before their maturity date.  However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

Vesting: Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

Years of Service	Percent Vested

2 years	20%
3 years	40
4 years	60
5 years	80
6 or more years	100

Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

Benefit Payments: On termination of employment, if the employee’s vested account balance is greater than $1,000, the employee’s vested account balance may be distributed to the employee in the form of a single lump sum payment or in substantially equal installments after the Plan administrator receives consent for the distribution from the employee. If the employee’s vested account balance is not greater than $1,000 at the time of termination, the employee’s account is automatically distributed to the employee in the form of a single lump sum payment. While employed, employees generally may not receive a distribution from their accounts unless they have attained age sixty-five. However, an employee may withdraw all or a portion of their rollover contributions without penalty at any time. Additionally, an employee may request a distribution of all or a portion of their voluntary contributions if they can demonstrate “financial hardship.” If the Plan administrator approves the request the employee shall be suspended from making voluntary contributions to the Plan for a certain period after receiving the hardship distribution.

2.  Summary of significant accounting policies

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates, Judgments and Assumptions: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires management to make its best estimates, judgments and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and changes in assets available for plan benefits during the period reported. While all available information has been considered, actual results could differ from those estimates, judgments and assumptions.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits. The values of certain of the investment securities have significantly declined in 2008 as compared to the fair values reported as of December 31, 2008.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value except for the Guaranteed Interest Fund, which invests in a fully-benefit responsive investment contract issued by MassMutual and is adjusted from fair value to contract value as reported by MassMutual in the Statements of Assets Available for Plan Benefits. See footnote 1 for more information regarding the valuation of the Guaranteed Interest Fund. The investments in the pooled separate accounts are stated at fair value as reported by MassMutual using quoted market prices or good faith estimates if quoted market prices are not available.  The investments in the Getty Common Stock Fund, The S&P 500 Index Fund and The International Growth Fund are valued at published market prices. The investments in Participant Loans are stated at principal outstanding plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date basis.

The Plan presents in the Statement of Changes in Assets Available for Plan Benefits the net investment gain or loss from pooled separate accounts, and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments held by the Getty Common Stock Fund, the S&P 500 Index Fund and the International Growth Fund.

Administrative Expenses: Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

Recent Accounting Pronouncements: The Plan adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"), as required, on January 1, 2007. FIN 48 requires the Plan sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007. Based on its analysis, the Plan sponsor has determined that the adoption of FIN 48 did not have a material impact to the Plan's financial statements upon adoption.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 generally applies whenever other standards require assets or liabilities to be measured at fair value. SFAS 157 is effective in fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company does not believe that the adoption of SFAS 157 will have a material impact on its financial position and changes in assets available for plan benefits.

3.  Termination Priorities

While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of the Internal Revenue Code and ERISA.  In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

4.  Income Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code.  The Plan is based on a Non-Standardized Prototype 401(k) Plan and Basic Underlying Plan Document sponsored by Markley Actuarial Services, Inc. for which the Internal Revenue Service issued an opinion letter on August 7, 2001 stating the prototype plan was designed in accordance with applicable Internal Revenue Service requirements.   On December 19, 2002, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan was qualified and tax-exempt as of the financial statement date.

5.  Reconciliation to Form 5500

In accordance with GAAP, the Plan does not record a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end.  The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500.  As of December 31, 2007 and 2006, there were no benefits claim payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan.

6.  Investments

The following summarizes the fair value of the Plan's investments as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Guaranteed Interest Fund (a)(b)	$2,165	$1,934
Core Value Equity Fund (c)	125	323
Destination Retirement Income Fund (c)	-	27
Destination Retirement 2020 Fund (b)(c)	423	249
Destination Retirement 2030 Fund (c)	73	169
Destination Retirement 2040 Fund (c)	216	272
Contrafund (b)(c)	479	326
New Horizons Fund (c)	160	141
Ultra Fund (c)	134	118
Getty Common Stock $.01 par value (b)(d)	2,253	2,602
S&P 500 Index Fund (e)	2	45
International Growth Fund (f)	238	99
Participant Loans (g)	8	9
	$6,276	$6,314

(a)	General investment contract at fair value determined by MassMutual.
(b)	Fund balance represents more than 5% of the Plan's net assets available for plan benefits as of the beginning of the year and/or as of the end of the year.
(c)	Pooled separate account at fair value determined by MassMutual.
(d)	The market value of the Company's common stock was $26.68 per share and $30.90 per share as of December 31, 2007 and 2006, respectively.
(e)	Fair value determined by Charles Schwab.
(f)	Fair value determined by American Century Investment Management, Inc.
(g)	Includes principal balance plus accrued interest, which approximates fair value.